Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NutriSystem, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-44908) on Form S-8 of NutriSystem, Inc. of our report dated February 16, 2005, with respect to the consolidated balance sheets of NutriSystem, Inc and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operation, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-K of NutriSystem, Inc.

Our report with respect to the consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 28, 2005